Exhibit 99.1

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2024	June 30 2025	June 30 2025
	RMB	RMB	USD
	AUDITED	UNAUDITED
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,035,932,786	1,813,379,345	253,314,802
Short term investments	149,583,000	472,897,200	66,060,012
Accounts receivable, net	23,714,517	23,518,435	3,285,340
Prepaid services fees	53,078,298	54,056,694	7,551,294
Other receivables and prepaid expenses	2,259,168	2,240,450	312,974
Total current assets	1,264,567,769	2,366,092,124	330,524,422

NON-CURRENT ASSETS
Property and equipment, net	445,370	280,621	39,200
Long-term investments	97,062	97,062	13,559
Prepaid expenses and deposits	16,536	16,536	2,310
Deferred tax assets	440,346	440,346	61,513
Operating lease right-of-use assets	1,567,104	1,235,728	172,621
Total non-current assets	2,566,418	2,070,293	289,203
Total assets	1,267,134,187	2,368,162,417	330,813,625

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	18,595,244	16,182,330	2,260,544
Advance from customers	3,409,718	2,435,303	340,193
Other payables and accrued liabilities	14,129,987	14,009,154	1,956,968
Banking facility	15,000,000	30,000,000	4,190,764
Operating lease liabilities-current	803,622	796,939	111,326
Taxes payable	5,892,194	8,156,756	1,139,435
Convertible notes payable	149,090,866	-	-
Total current liabilities	206,921,631	71,580,482	9,999,230

NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	696,549	386,193	53,948
Total non-current liabilities	696,549	386,193	53,948
Total liabilities	207,618,180	71,966,675	10,053,178

COMMITMENTS AND CONTINGENCIES (REFER TO NOTE 15)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, USD 6.0 par value[1], 800,000,000 shares authorized, 437,885 and 10,941,519 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	18,699,133	471,047,956	65,801,687
Class B Ordinary shares, USD 6.0 par value[1], 200,000,000 shares authorized, 333,333 and 1,495,942 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	14,378,600	64,455,412	9,003,913
Additional paid-in capital	1,083,976,271	1,794,855,006	250,727,098
Retained earnings	(33,570,391)	(7,099,800)	(991,786)
Statutory reserves	8,152,694	8,152,694	1,138,867
Accumulated other comprehensive loss	(49,708,261)	(58,069,014)	(8,111,784)
Total MicroAlgo Inc.shareholders’ equity	1,041,928,046	2,273,342,254	317,567,995

NONCONTROLLING INTERESTS	17,587,961	22,853,488	3,192,452

Total equity	1,059,516,007	2,296,195,742	320,760,447

Total liabilities and shareholders’ equity	1,267,134,187	2,368,162,417	330,813,625

[1]	Number of shares has been retrospectively adjusted for the share consolidation, refer to Note 12.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ending June 30,
	2024	2025	2025
	RMB	RMB	USD
OPERATING REVENUES
Services	290,441,871	188,112,127	26,277,782
Total operating revenues	290,441,871	188,112,127	26,277,782

COST OF REVENUES	(202,960,891)	(136,540,311)	(19,073,606)

GROSS PROFIT	87,480,980	51,571,816	7,204,176

OPERATING EXPENSES
Selling expenses	(1,144,892)	(1,134,623)	(158,497)
General and administrative expenses	(7,820,313)	(9,061,616)	(1,265,836)
Research and development expenses	(75,820,156)	(33,470,081)	(4,675,507)
Total operating expenses	(84,785,361)	(43,666,320)	(6,099,840)

INCOME FROM OPERATIONS	2,695,619	7,905,496	1,104,336

OTHER INCOME/(EXPENSE)
Gain on disposal of subsidiaries, related party	1,416,187	-	-
Investment income	15,187,594	25,583,543	3,573,819
Interest income	4,368,649	882,033	123,213
Finance expenses, net	(468,189)	(446,665)	(62,395)
Other (expense)/income, net	(55,262)	101,963	14,243
Total other income, net	20,448,979	26,120,874	3,648,880

INCOME BEFORE INCOME TAXES	23,144,598	34,026,370	4,753,216

PROVISION FOR INCOME TAXES
Current	(35,872)	(2,290,252)	(319,930)
Deferred	(932,125)	-	-
Total provision for of income tax	(967,997)	(2,290,252)	(319,930)

NET INCOME	22,176,601	31,736,118	4,433,286

Less: Net income attributable to non-controlling interests	5,916,937	5,265,527	735,553

NET INCOME ATTRIBUTABLE TO MICROALGO INC.	16,259,664	26,470,591	3,697,733

NET INCOME	22,176,601	31,736,118	4,433,286

OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation adjustment	2,092,162	(8,360,753)	(1,163,816)

COMPREHENSIVE INCOME	24,268,763	23,375,365	3,269,470

Less: Comprehensive income attributable to non-controlling interests	5,916,937	5,265,527	735,553

COMPREHENSIVE INCOME ATTRIBUTABLE TO MICROALGO INC	18,351,826	18,109,838	2,533,917

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES[1]
Basic	17,477	2,776,005	2,776,005
Diluted	51,465	2,776,005	2,776,005

EARNINGS PER SHARE[1]
Basic	930.35	9.54	1.33
Diluted	315.94	9.54	1.33

[1]	Number of shares has been retrospectively adjusted for the share consolidation, refer to note 12.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares			Additional		Retained earnings					Accumulated other
	Shares[1]	Amount		paid-in capital		Statutory reserves		Unrestricted			comprehensive income (loss)	Noncontrolling interests		Total RMB
BALANCE, December 31, 2023	8,601		365,515		439,776,100		13,134,098		(77,156,553)		(54,712,520)		3,797,862		325,204,502
Shares issued	11,366		484,460		128,598,530		-		-		-		-		129,082,990
Shares issued - converted from convertible notes payable	8,965		381,987		72,234,283		-		-		-		-		72,616,270
Net loss	-		-		-		-		16,259,664		-		5,916,937		22,176,601
Foreign currency translation	-		-		-		-		-		2,092,162		-		2,092,162
BALANCE, June 30, 2024	28,932		1,231,962		640,608,913		13,134,098		(60,896,889)		(52,620,358)		9,714,799		551,172,525

BALANCE, June 30, 2024	28,932	USD	172,863	USD	89,887,315	USD	1,842,917	USD	(8,544,773)	USD	(7,383,448)	USD	1,363,136	USD	77,338,010

	Ordinary shares			Ordinary shares			Additional		Retained earnings					Accumulated other
	Class A			Class B			paid-in		Statutory					comprehensive	Noncontrolling		Total
	Shares[1]	Amount		Shares[1]	Amount		capital		reserves		Unrestricted			income (loss)	interests		RMB
BALANCE, December 31, 2024	437,885		18,699,133	333,333		14,378,600		1,083,976,271		8,152,694		(33,570,391)		(49,708,261)		17,587,961		1,059,516,007
Shares issued - converted from convertible notes payable	10,503,634		452,348,823	1,162,609		50,076,812		710,878,735		-		-		-		-		1,213,304,370
Net loss	0		-	-		-		-		-		26,470,591		-		5,265,527		31,736,118
Foreign currency translation	0		-	-		-		-		-				(8,360,753)		-		(8,360,753)
BALANCE, June 30, 2025	10,941,519		471,047,956	1,495,942		64,455,412		1,794,855,006		8,152,694		(7,099,800)		(58,069,014)		22,853,488		2,296,195,742

BALANCE, June 30, 2025	10,941,519	USD	65,801,687	1,495,942	USD	9,003,913	USD	250,727,098	USD	1,138,867	USD	(991,786)	USD	(8,111,784)	USD	3,192,452	USD	320,760,447

[1]	Number of shares has been retrospectively adjusted for the share consolidation, refer to note 12.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ending June 30,
	2024	2025	2025
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	22,176,601	31,736,118	4,433,286
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	165,362	164,749	23,014
Credit losses	(3,251,197)	(4,897,066)	(684,082)
Deferred tax benefit	932,125	-	-
Gain on disposal of property and equipment	1,876	-	-
Amortization of operating lease right-of-use assets	477,589	544,125	76,010
(Gain)/Loss from short term investment-unrealized	(16,192,038)	1,239,240	173,112
Gain from disposal of subsidiaries	(1,416,187)	-	-
Change in operating assets and liabilities:
Accounts receivables	1,656,248	196,082	27,391
Prepaid services fees	(7,579,046)	(956,247)	(133,580)
Other receivables and prepaid expenses	(772,705)	4,893,635	683,602
Prepaid expenses and deposits	9,064	-	-
Accounts payable	(6,711,108)	(2,412,914)	(337,065)
Advance from customers	3,312,058	(974,415)	(136,118)
Other payables and accrued liabilities	2,438,109	(120,833)	(16,879)
Operating lease assets and liabilities	(456,828)	(529,788)	(74,007)
Taxes payable	146,996	2,264,562	316,341
Net cash (used in)/provided by operating activities	(5,063,081)	31,147,248	4,351,025

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,294)	-	-
Purchases of short-term investments	(28,115,954)	(389,427,840)	(54,400,000)
Sale of short-term investments	20,989,094	38,051,617	5,315,511
(Loss)/Income from short term investment	(1,004,444)	26,822,783	3,746,931
Net cash used in investing activities	(8,134,598)	(324,553,440)	(45,337,558)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan to Parent	(224,486,453)	-	-
Reception of Bank borrowings	13,140,000	25,000,000	3,492,303
Payments to Bank borrowings	(8,785,714)	(10,000,000)	(1,396,921)
Stock issuance	129,082,990	-	-
Issuance of convertible debts	218,359,330	1,064,213,504	148,662,239
Net cash provided by financing activities	127,310,153	1,079,213,504	150,757,621

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS	2,092,162	(8,360,753)	(1,167,931)

CHANGE IN CASH, CASH EQUIVALENTS	116,204,636	777,446,559	108,603,158

CASH, CASH EQUIVALENTS, beginning of period	317,212,066	1,035,932,786	144,711,644

CASH, CASH EQUIVALENTS, end of period	433,416,702	1,813,379,345	253,314,802

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	35,872	11,613	1,622
Cash paid for interest	382,148	759,480	106,093

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	551,424	467,308	65,279
Shares converted from convertible notes payable	72,616,270	1,213,304,370	169,489,058

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

MicroAlgo Inc. (“MicroAlgo” or the “Company”) (f/k/a Venus Acquisition Corporation (“Venus”)), a Cayman Islands exempted company, entered into the Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi Hologram Cloud Inc. (“WiMi” or the “Majority Shareholder”), Venus, Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination, and VIYI Algorithm Inc. (“VIYI”), a Cayman Islands exempted company.

On December 9, 2022, the business combination was completed. As a result of the consummation of the business combination, VIYI became a wholly-owned subsidiary of the Company, which has changed its name to MicroAlgo Inc.

The business combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Venus will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of VIYI expecting to have a majority of the voting power of the post-combination company, VIYI senior management comprising substantially all of the senior management of the post-combination company, the relative size of VIYI compared to Venus, and VIYI operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of VIYI issuing shares for the net assets of Venus, accompanied by a recapitalization. The net assets of Venus will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of VIYI.

VIYI Algorithm Inc. (“VIYI”), is a company incorporated on September 24, 2020 under the laws of the Cayman Islands. WiMi Hologram Cloud Inc. (“WiMi Inc.” or the “Parent”) is VIYI’s parent company. VIYI and its subsidiaries is primarily engaged in providing central processing algorithm services.

On March 8, 2011, Shenzhen Yitian Internet Technology Co., Ltd. was established under the laws of the People’s Republic of China. Shenzhen Yitian is one of our operating entities.

On January 14, 2019, Shenzhen Yitian established a fully owned subsidiary Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”), YY Online is one of our operating entities.

On October 28, 2020, Shenzhen Yitian established a fully owned subsidiary Weidong Technology Co., Ltd.(“Weidong”) in Hainan, Weidong is one of our operating entities.

On October 9, 2020, VIYI set up a wholly owned holding company in Hong Kong, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “WOFE”) which established on November 18, 2020 under the laws of the PRC.

On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd., (“Shanghai Weimu”) in the PRC, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On April 15, 2021, VIYI Ltd formed a 55% owned subsidiary Viwo Technology Limited (“Viwo Technology”), a Hong Kong limited company.

On July 1, 2021, Weidong acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% of Shanghai Guoyu is acquired by YY Online.

On July 14, 2021, Weidong transferred its 100% equity interest of Khorgas Weidong to Shanghai Guoyu.

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations.

In November 2021, Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”).

In December 2022, Viwotong Tech acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“Younike”).

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen.

On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On June 5, 2023 VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands.

On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman.

On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology Limited to VIWO Cayman. VIWO Cayman holds 100% equity in Viwo Technology.

On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong.

On January 23, 2024, VIWO Technology (HK) Co., Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd. (“Beijing Viwotong”).

In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

On March 7, 2024, Beijing Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In November, 2024, Beijing Viwotong transferred 100% equity of GZ Tapuyu and BJ Younike to BJ Weiyun for the purpose of easy for group management.

The accompanying consolidated financial statements reflect the activities of MicroAlgo and each of the following entities as of the date of this report:

Name	Background		Ownership
VIYI Technology Inc. (“VIYI”)	●	A Cayman Islands company Incorporated on September 24, 2020	100% owned by MicroAlgo

VIYI Technology Ltd. (“VIYI Ltd”)	●	A Hong Kong company	100% owned by VIYI
	●	Incorporated on October 9, 2020
	●	A holding company

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “VIYI WFOE”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIYI Ltd
	●	Incorporated on November 18, 2020
	●	A holding company

Name	Background		Ownership
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	●	A PRC limited liability company	100% owned by Beijing WiMi before December 24, 2020 VIE of Shenzhen Weiyixin starting on December 24, 2020. 100% owned by Shenzhen Weiyixin starting April 1, 2022
	●	Incorporated on March 08, 2011
	●	Primarily engages central processing algorithm in mobile games industry

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Qianhai Wangxin”)	●	A PRC limited liability company Incorporated on October 16, 2015 Primarily engages in central processing algorithm in advertising industry	100% owned by Shenzhen Yitian

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	●	A PRC limited liability company Incorporated on January 14, 2019 Primarily engages in central processing algorithm in advertising industry	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Weidong after January 11, 2021; Disposed in May 2024
	●	Incorporated on May 15, 2020
	●	Primarily engages in central processing algorithm in mobile games industry

Hainan Weidong Technology Co., Ltd. (“Weidong”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021
	●	Incorporated on October 28, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Khorgas Weidong Technology Co., Ltd. (“Khorgas Weidong”)	●	A PRC limited liability company	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021; dissolved on December 30, 2024
	●	Incorporated on October 30, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	●	A PRC limited liability company	58% owned by Shenzhen Weiyixin
	●	Incorporated on November 30, 2020
	●	Engages in providing software support services

Weiyi Yuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)	●	A PRC Limited Partnership	50% owned by Shenzhen Weiyixin
	●	Incorporated on June 20, 2024
	●	No operations as of December 31, 2024

CDDI Capital Ltd (“CDDI”)	●	A British Virgin Islands company	100% owned by VIYI Ltd
	●	Incorporated on June 5, 2023
	●	A holding company

VIWO Technology Inc. (“VIWO Cayman”)	●	A Cayman Islands company	55% owned by CDDI
	●	Incorporated on June 27, 2023
	●	A holding company

Name	Background		Ownership
Viwo Technology Limited. (“Viwo Tech”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on April 15, 2021
	●	Engages in intelligent chips design

VIWO Technology (HK) Co., Limited (“VIWO HK”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on December 20, 2023
	●	A holding company

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	●	A PRC limited liability company	100% owned by Viwo Tech
	●	Incorporated on July 19, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	●	A PRC limited liability company	99% owned by Weidong, 1% owned by SZ Weidong
	●	Incorporated on March 18, 2019
	●	Engages in R&D and application of intelligent visual algorithm technology

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	●	A PRC limited liability company	100% owned by SZ Viwotong from December 1, 2021 to February 6, 2024; 100% owned by BJ Viwotong from February 6, 2024 to November 21, 2024; 100% owned by BJ Weiyun after November 21, 2024
	●	Incorporated on June 22, 2021
	●	Engages in central processing algorithm in advertising industry

Beijing Younike Information Technology Co., Ltd. (“Younike”)	●	A PRC limited liability company	100% owned by SZ Viwotong from January 1, 2023 to February 28, 2024; 100% owned by BJ Viwotong from February 28, 2024 to November 11, 2024; 100% owned by BJ Weiyun after November 11, 2024
	●	Incorporated on July 22, 2022
	●	Engages in central processing algorithm in advertising industry

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	●	A PRC limited liability company	100% owned by Weidong
	●	Incorporated on March 27, 2023
	●	Primarily engages in central processing algorithm in advertising industry

Beijing Viwotong Technology Co., Ltd. (“BJ Viwotong”)	●	A PRC limited liability company	100% owned by VIWO HK
	●	Incorporated on January 24, 2024
	●	Primarily engages in central processing algorithm in advertising industry

Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”)	●	A PRC limited liability company	100% owned by BJ Viwotong
	●	Incorporated on March 7, 2024
	●	Primarily engages in central processing algorithm in advertising industry

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for credit losses, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of MicroAlgo and its subsidiaries which are incorporated in Hong Kong is U.S. dollar, and its subsidiaries which are incorporated in PRC is RMB, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024 and June 30, 2025 were translated at USD 1.00 to RMB 7.1884 and to RMB 7.1586 respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2024 and 2025 were USD 1.00 to RMB 6.9252, and RMB 7.1839, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK, Singapore and US.

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the credit loss is adequate and provides allowance when necessary. The credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the credit loss after all means of collection have been exhausted and the likelihood of collection is not probable. For the year ended December 31, 2024 and six months ended June 30, 2025, the Company made nil and nil allowance for credit losses of accounts receivable, respectively.

Short-term investments

Short-term investments are investments in wealth management product with underlying in cash, bonds and equity funds. The investments can be redeemed any time and the investment was recorded at fair value. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Management reviews its prepaid services fees on a regular basis to determine if the credit loss is adequate and adjusts the credit loss when necessary. As of December 31, 2024 and six months ended June 30, 2025, RMB 22,149 and RMB 22,149 (USD 3,094) credit losses for prepaid services fees, respectively.

Other receivables and prepaid expenses

Other receivables that are short-term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services. Credit loss may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the credit loss is adequate and adjusts the credit loss when necessary. Delinquent account balances are written-off against the credit loss after management has determined that the likelihood of collection is not probable. For the year ended December 31, 2024 and six months ended June 30, 2025, the Company made RMB 4,875,364 and RMB 4,874,917 (USD 680,987) credit losses for other receivables.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 – 5 years
Vehicles	3 – 5 years

Long-term investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the equity method, included in long-term investments. The Company records equity method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Equity method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. As of June 30, 2025, the Company recognized the impairment of RMB 1,102,938 (USD 154,072) for the equity method investment, mainly due to the weak financial condition recognized of Shenzhen Weiyixin’s investments in near periods.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended December 31, 2024 and six months ended June 30, 2025, nil and nil impairment of long-lived assets was recognized.

Convertible notes payable

Convertible notes are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. For the year ended December 31, 2024 and six months ended June 30, 2025, the convertible notes payable amounted to RMB 149,090,866 and nil.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Warrants liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company has elected to account for its Public Warrants as equity and the Private Warrants as liabilities.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

(i)	Central Processing Advertising Algorithm Services

— Advertising display services

For the advertising algorithm advertising display services, the Company’s performance obligation is to identify advertising spaces, embed images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e., cost per impression (“CPM”) for online display).

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

— Performance-based advertising service

The Company provides central processing algorithm performance-based advertising services for its customers, which enable the customers to get the optimal business opportunities.

The Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. The Company’s revenue is recognized at a point when an ender user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

In addition, through the Company’s data algorithm optimization, it is able to identify certain end user needs and it facilitates certain value-added services to the end users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third-party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value-added service to the end users and charges a fee. As such the Company recorded revenue from the value-added services on a net basis when the services are provided by third party service provider.

— Software development

The Company also designs software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s revenue from software development contracts is generally recognized over time during the development period and the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all the relevant criteria for revenue recognition met are recorded as deferred revenue.

The Company’s disaggregated revenue streams in consideration of the Company’s type of goods and services and sales channels are as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Central processing advertising algorithm services	290,441,871	188,112,127	26,277,782
Total revenues	290,441,871	188,112,127	26,277,782

The Company’s revenue by timing of transfer of services is summarized below:

	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Services transferred at a point in time	239,512,194	142,800,304	19,948,077
Services transferred over time	50,929,677	45,311,823	6,329,705
Total revenues	290,441,871	188,112,127	26,277,782

The Company’s revenue by geographic locations is summarized below:

	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Mainland PRC revenues	239,512,194	142,800,304	19,948,077
Hong Kong revenues	50,929,677	45,311,823	6,329,705
Total revenues	290,441,871	188,112,127	26,277,782

Cost of revenue

Cost of revenue for central processing algorithm services comprised of costs paid to channel distributors based on the sales agreements, shared costs with content providers based on the profit-sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For software development services, the cost of revenue includes the costs paid to the development vendors during the process of software development.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 7% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable. All of the VAT/GST returns filed by the Company’s subsidiaries in China and Singapore, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Other Income, net

Other Income includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 730,287 and RMB 765,260 (USD 106,901) for the six months ended June 30, 2024 and 2025, respectively.

Noncontrolling interests

Noncontrolling interest consists of an aggregate of 42% of the equity interest of Shanghai Weimu, 45% of equity interest of Viwo Tech, held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Shanghai Weimu	4,495,040	4,661,702	651,203
Viwo Tech	13,092,921	18,191,786	2,541,249
Total noncontrolling interests	17,587,961	22,853,488	3,192,452

Earnings per share1

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Class A Ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Class A Ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended June 30, 2024 and 2025, the dilutive shares were 51,465 and 2,776,005, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has one operating segment and therefore one reportable segment as defined by ASC 280, which is provided central processing algorithm services and intelligent chips and services. All of the Company’s net revenues were generated in the PRC and Hong Kong.

[1]	Number of shares has been retrospectively adjusted for the share consolidation, refer to note 12.

Recently issued accounting pronouncements

On November 27, 2023, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The amendments will be effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027”. Entities within the ASU’s scope are permitted to early adopt the ASU.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands annual and interim disclosure requirements for reportable segments. On adoption, the disclosure improvements will be applied retrospectively to prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company disclosures in respect of this ASU are included in Note 15 - Segments.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

In June 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2025-05- Financial Instruments—Credit Losses (Topic 326). The current credit loss guidance in Topic 326 requires that an entity consider available information that is relevant to assessing the collectibility of cash flows when developing an estimate of expected credit losses. The historical credit loss experience of financial assets with similar risk characteristics generally provides a basis for an entity’s assessment of expected credit losses. However, an entity is required to consider adjustments to that information to reflect the extent to which management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated. Those adjustments may be qualitative in nature and should reflect current conditions and forecasted changes related to relevant data (such as changes in unemployment rates, property values, commodity values, delinquency, or other factors that are associated with credit losses on the financial asset or in the group of financial assets). In addition, under current guidance, an entity would not consider collection activity after the balance sheet date when developing its estimate of expected credit losses. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Deconsolidation

Disposal of Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)

On May 20, 2024, the Company’s board of directors approved the equity transfer agreement between Hainan Weidong Technology Co., Ltd. (“Hainan Weidong”) and a related individual to transfer 100% equity interest of YY Online to the related individual with RMB 10. The disposal resulted in a gain from disposal of approximately RMB 1,416,187. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and loss on disposal was as follows as of the year end December 31, 2024:

	RMB	USD
Total current assets	216,613	30,134
Total non-current assets	400,000	55,645
Total assets	616,613	85,779
Total liabilities	1,632,790	227,142
Total net assets	(1,016,177)	(141,363)
Total consideration	10	1
Total loss on disposal	1,416,187	197,010

Disposal of Khorgas Weidong Technology Co., Ltd. (“Khorgas Weidong”)

On October 21, 2024, the Company’s board of directors approved the disposal of Khorgas Weidong. The disposal resulted in a loss from disposal of approximately RMB 56,134,710. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Note 4 — Short-term investments

Short-term investments consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
Marketable securities	149,583,000	472,897,200	66,060,012

Fair value disclosure:

December 31, 2024
	December 31,	Fair Value
	2024	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	149,583,000	149,583,000	-	-

June 30, 2025
	June 30,	Fair Value
	2025	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	472,897,200	472,897,200	-	-

There is no transfer between the levels for the periods presented.

As of December 31, 2024, and June 30, 2025, short-term investments amounted to RMB 149,583,000 and RMB 472,897,200 (USD 66,060,012), respectively. During the six months ended June 30, 2025, the Company invested a total of RMB 389,427,840 (USD 54,400,000). The fair value change resulted in loss of approximately RMB 1,239,240 (USD 173,112).

Note 5 — Accounts receivable and allowance for credit losses

Accounts receivable, net consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Accounts receivable	23,714,517	23,518,435	3,285,340
Less: allowance for credit losses	-	-	-
Accounts receivable, net	23,714,517	23,518,435	3,285,340

The following table summarizes the changes in allowance for credit losses:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Beginning balance	3,951,391	-	-
Addition	-	-	-
Recovery	(3,951,391)	-	-
	-	-	-
Ending balance	-	-	-

Allowance for credit losses net for the year ended December 31, 2024 and the six months ended June 30, 2025 amounted to nil and nil, respectively.

Note 6 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Office electronic equipment	20,448	20,448	2,856
Office fixtures and furniture	147,312	147,312	20,578
Vehicles	1,201,452	1,201,452	167,834
Leasehold improvements	-	-	-
Subtotal	1,369,212	1,369,212	191,268
Less: accumulated depreciation	(923,842)	(1,088,591)	(152,068)
Total	445,370	280,621	39,200

Depreciation expense for the six months ended June 30, 2024 and the six months ended June 30, 2025 amounted to RMB 165,362 and RMB 164,749 (USD 23,014), respectively.

Note 7 — Long-term investments

Long-term investments consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
5.0% Investment in a company in mobile games industry	600,000	600,000	83,815
5.0% Investment in a company in central processing advertising algorithm services	600,000	600,000	83,815
Subtotal	1,200,000	1,200,000	167,630
Less: Impairment loss	1,102,938	1,102,938	154,072
Total	97,062	97,062	13,559

During the years ended December 31, 2024 and the six months ended June 30, 2025, the Company’s long-term investments amounted to RMB 97,062 and RMB 97,062 (USD 13,559), respectively. The Company made impairment allowance of equity method investments with the amount of RMB 534,031 (USD 74,600) for the company in mobile games industry and RMB 568,907 (USD 79,472) for the company in central processing.

Note 8 — Convertible notes payable

Convertible notes payable includes the followings:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
Investors	149,090,866	-	-
Total	149,090,866	-	-

During the six months ended June 30, 2025, the Company entered into convertible note purchase agreements with investors, pursuant to which the Company will issue to each investor an unsecured convertible promissory note. Each note has a term of 360 days and bears an interest at 0% per annum. If an event of default on the note occurs, interest shall accrue on the outstanding balance at the rate equal to the lesser of 10% per annum or the maximum rate permitted under applicable law until paid. Each Investors has the right at any time after the purchase amount has been paid in full, at its election, to convert all or a portion of the outstanding balance under each of the note into ordinary shares of the Company of par value USD 6.01. As of December 31, 2024 and June 30, 2025, there were RMB 149,090,866 and nil convertible notes payable outstanding, respectively. During the six months ended at June 30, 2025, the cash received from convertible notes payable issued by Company was RMB 1,064,213,504 (USD 148,662,239). The total amount of convertible notes payable converted to shares was RMB 1,213,304,370 (USD 169,489,058). The balance of the convertible notes payable was nil for the six months ended June 30, 2025.

The issuance of convertible notes payable during the six months ended at June 30, 2025 are as followings:

[1]	The par value of ordinary shares has been retrospectively adjusted for the share consolidation refer to Note 12.

On May 6, 2025, the Company entered into Convertible Note Purchase Agreements (“Purchase Agreements”) with certain investors (the “Investors”). On May 8, 2025, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the relevant Purchase Agreements. The aggregate original principal amount of the Notes is $36,000,000. The Note has a term of 360 days commencing on the earlier of May 8, 2025 or the effective date of each of the Notes. The Notes carry an aggregate original issue discount of $2,880,000. The Company bore the costs and other transaction expenses incurred in connection with the purchase and sale of the Notes.

On May 16, 2025, the Company entered into Convertible Note Purchase Agreements (“CNPA”) with certain investors (the “Investors”). Pursuant to the CNPAs, the Company will issue to the Investors convertible notes in one or more tranches with an aggregate original principal amount of $80,000,000 (the “Notes”). On May 20, 2025, the Company issued in the aggregate $20,000,000 of Notes to the Investors.

On May 25, 2025, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the relevant Purchase Agreements. The aggregate original principal amount of the Notes is $10,000,000.

On June 20, 2025, MicroAlgo Inc. (the “Company”) entered into a Convertible Note Purchase Agreement (the “Purchase Agreement”) with its parent company, WiMi Hologram Cloud Inc. (the “Purchaser”). Pursuant to the Purchase Agreement, the Company issued an Unsecured Convertible Promissory Note (the “Note”) to the Purchaser in the principal amount of $35,000,000 for a purchase price of $32,200,000.

Note 9 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, MicroAlgo, VIYI and VIWO Cayman are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

VIYI Ltd, Viwo Tech and VIWO HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, VIYI Ltd and Viwo Tech and VIWO HK are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In addition, 75% of R&D expenses of the PRC entities are subject to additional deduction from pre-tax income.

Qianhai Wangxin was formed and registered in Qianhai District in Guangdong Provence, China in 2015. The company is subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries. The reduced rate benefit will expire in December 2025.

Significant components of the provision for income taxes are as follows:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expenses	(35,872)	(2,290,252)	(319,930)
Deferred income tax benefits	(932,125)	-	-
Income tax expenses	(967,997)	(2,290,252)	(319,930)

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Deferred tax assets:
Net operating loss carry forwards	-	-	-
Allowance for doubtful accounts	55,732	440,346	61,513
Less: valuation allowance	-	-	-
Deferred tax assets, net	55,732	440,346	61,513
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	-	-	-
Total deferred tax liabilities, net	-	-	-

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024, and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31, 2024, and for the six months ended June 30, 2025, and does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold.

Taxes payable consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
VAT taxes payable	538,657	566,556	79,143
Income taxes payable	5,331,808	7,587,044	1,059,851
Other taxes payable	21,729	3,156	441
Total	5,892,194	8,156,756	1,139,435

Note 10 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 69,846). As of June 30, 2025, cash balance of RMB 340,047,601 (USD 47,501,970) was deposited with financial institutions located in China, of which RMB 329,394,812 (USD 46,013,859) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 101,914) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, cash balance of RMB 740,744,294 (USD 103,476,140) was maintained at financial institutions in Hong Kong, of which RMB 734,166,713 (USD 102,557,304) was subject to credit risk. In Singapore, the insurance coverage of each bank is SGD 100,000 (approximately USD 78,478). As of June 30, 2025, cash balance of RMB 679,441,272 (USD 94,912,591) was maintained at financial institutions in Singapore, of which RMB 677,194,110 (USD 94,598,680) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of June 30, 2025, cash balance of USD 7,424,103 (RMB 53,146,181) was deposited with a financial institution located in US, of which USD 6,656,593 (RMB 47,651,884) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Note 11 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into seven non-cancellable operating lease agreements for 7 office spaces expiring through January 2028. As of June 30, 2025, upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 1.2 million (USD 0.2 million) right of use (“ROU”) assets and RMB 1.2 million (USD 0.2 million) of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7%, which is determined using an incremental borrowing rate with similar term in the PRC. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1 year. The Company takes the short-term lease exemption for the lease agreements with a term of less than 1 year and expensed nil and nil for the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

The maturity of the Company’s operating lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
	RMB	USD
	(Unaudited)	(Unaudited)
2025 (remaining six months)	431,929	60,337
2026	543,287	75,893
2027	243,281	33,984
2028	-	-
2029	-	-
Total lease payments	1,218,497	170,214
Less: Interest	35,365	4,940
Present value of lease liabilities	1,183,132	165,274

Note 12 — Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on May 14, 2018 with authorized share of 50,000,000 ordinary shares of par value USD 0.001 each.

On October 21, 2022, the Company held an Extraordinary General Meeting of its stockholders of record. The Meeting approved amendments to increase the number of authorized ordinary shares of the Company from USD 50,000 divided into 50,000,000 ordinary shares of par value USD 0.001 each to USD 200,000 divided into 200,000,000 ordinary shares of par value USD 0.001 each.

Share consolidation or reverse share split

On March 15, 2024, the Company held an Extraordinary General Meeting of its stockholders of record. The Meeting approved (i) with effect immediately, every ten (10) issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), and such Consolidated Shares shall rank Pari-passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed from US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.001 each to US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each., (ii) immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each (the “Share Capital Increase”), by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank Pari-passu in all respects with the existing shares in the capital of the Company.

On March 22, 2024, the Company’s share consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01.

On November 29, 2024, the Company held 2024 annual general meeting of shareholders. The Meeting approved amendments to (i) every 20 issued and unissued ordinary shares of a nominal or par value of US$0.01 each in the capital of the Company be consolidated into one (1) share of a nominal or par value of US$0.2 each such that following the Share Consolidation the authorized share capital of the Company will be changed from US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.02 each; (ii) increase the authorized share capital of the Company from US$2,000,000 divided into 10,000,000 Consolidated Ordinary Shares of a nominal or par value of$0.2 each, to US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each, by the creation of an additional 990,000,000 Consolidated Ordinary Shares.; (iii) the authorized share capital of the Company be changed to create a dual-class share structure by:

a)	re-designating 800,000,000 authorized Consolidated Class A Ordinary shares (including all the issued and outstanding Consolidated Class A Ordinary shares) into class A Class A Ordinary shares of a nominal or par value of US$0. 2 par value each (the “Class A Class A Ordinary shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share; and

b)	re-designating 200,000,000 authorized but unissued Consolidated Ordinary shares into Class B Ordinary shares of a nominal or par value of US$0.2 each (the “Class B Ordinary shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share (the “Variation of Share Capital”);

Such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed from US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary shares to US$200,000,000 divided into 800,000,000 Class A Ordinary shares, and 200,000,000 Class B Ordinary shares;

On December 13, 2024, the Company’s share consolidation plan became effective.

On July 2, 2025, the Company held an Extraordinary General Meeting of shareholders. The Meeting approved (i) A 30-for-1 share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares; (ii) An increase in the authorized share capital to US$6,000,000,000, effective immediately following the Share Consolidation. (iii) A capital reduction and reorganization, which includes reducing the par value of the Company’s ordinary shares to US$0.0000001. (iv) An amendment to the Company’s Memorandum and Association to reflect the new capital structure following the reorganization. The proposals (iii) and (iv) are special resolutions, and their implementation remains conditional upon the sanction of the Grand Court of the Cayman Islands.

On July 18, 2025, the Company’s share consolidation plan became effective. The share capital of the Company is US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6 each. There is no limit on the number of shares of any class which the Company is authorized to issue. Each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share.

The Company believes the share consolidation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

In 2024, the Company issued (i) 417,918 Class A ordinary shares and 333,333 Class B ordinary shares pursuant to the Convertible Note Purchase Agreements signed with certain investors and the parent company WiMi; (ii) 11,366 Class A ordinary shares pursuant to the Securities Purchase Agreements with certain investors and the parent company WiMi.

In the first half of 2025, the Company issued 10,503,680 Class A ordinary shares and 1,162,609 Class B ordinary shares pursuant to the Convertible Note Purchase Agreements signed with certain investors and the parent company WiMi.

As of June 30, 2025, the Company had 10,941,519 Class A Ordinary shares and 1,495,942 Class B Ordinary shares issued and outstanding with a par value of USD 6.0 each.

Statutory reserve

The Company’s PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of December 31, 2024, and June 30, 2025, the Company’s PRC entities collectively attributed RMB 8,152,694 and RMB 8,152,694 (USD 1,138,867), of retained earnings for their statutory reserves, respectively. During the year ended December 31, 2024 and the six months ended June 30,2025, the Company’s PRC entities collectively attributed RMB 1,419,689 and nil to statutory reserves, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC entities.

As a result of the foregoing restrictions, the Company’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2025, amounts restricted are the paid-in-capital and statutory reserve of the Company’s PRC entities, which amounted to RMB 129,443,568 (USD 18,082,246).

Note 13 — Warrants

The following information has been adjusted for the share consolidations.

Public Warrants

Each 12,000 public warrant entitles the holder thereof to purchase one ordinary share at a price of $69,000 per full share, subject to adjustment as described in this report. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “Fair Market Value” (defined below) by (y) the Fair Market Value. The “Fair Market Value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The Warrants will become exercisable on the later of (a) the consummation of a Business Combination or (b) 12 months from the effective date of the registration statement relating to the IPO. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Ladenburg Thalmann & Co., Inc.,), in whole and not in part, at a price of $0.1 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $108,000.00 per share, for any 20 trading days within a 20-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $108,000.00 trigger price as well as the $69,000 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 225,000 Private Units at $10.0 per unit, purchased by the sponsor. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The Company established the initial fair value for the private warrants at $380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 31, 2024	December 31, 2024	June 30, 2025	June 30, 2025
	USD	RMB	USD	RMB
Input
Share price	3.76	27.03	15.27	109.31
Risk-free interest rate	4.26%	4.26%	3.96%	3.96%
Volatility	59.50%	59.50%	58.70%	58.70%
Exercise price	2,300.00	16,533.32	69,000.00	495,999.60
Warrant life (yr)	2.92	2.92	2.42	2.42

As of December 9, 2022, the aggregate value of the private warrants was $123,750. The change in fair value from January 1, 2022 to December 9, 2022 was approximately $300,000 was included in the historical retained earnings (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2024 and June 30, 2025 were nil, mainly due to the high exercise price comparing to actual share price.

Note 14 — Commitments and contingencies

Contingencies

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. The Company has not recorded material liabilities in this regard as of December 31,2024 and June 30, 2025, respectively.

Note 15 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in unaudited interim condensed financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has one operating segments: central processing algorithm services.

The following tables present summary information by segment for the Six Months Ended June 30, 2024, and 2025:

	Central processing algorithm services	Total for the six months ended June 30, 2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	290,441,871	290,441,871	40,753,476
Cost of revenues	202,960,891	202,960,891	28,478,544
Gross profit	87,480,980	87,480,980	12,274,932
Depreciation and amortization	642,951	642,951	90,216
Total capital expenditures	3,294	3,294	462

	Central processing algorithm services	Total for the six months ended June 30, 2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	188,112,127	188,112,127	26,277,782
Cost of revenues	136,540,311	136,540,311	19,073,606
Gross profit	51,571,816	51,571,816	7,204,176
Depreciation and amortization	708,874	708,874	99,024
Total capital expenditures	-	-	-

Total assets as of:

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Central processing algorithm services	1,267,134,187	2,368,162,417	330,813,625
Total assets	1,267,134,187	2,368,162,417	330,813,625

The Company’s operations are primarily based in the mainland PRC and Hong Kong, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Mainland PRC revenues	239,512,194	142,800,304	19,948,077
Hong Kong revenues	50,929,677	45,311,823	6,329,705
Total revenues	290,441,871	188,112,127	26,277,782

Note 16 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2025 up through the date the Company issued these unaudited interim condensed consolidated financial statements.

On July 18, 2025, the 30-for-1 Share Consolidation became effective

On July 2, 2025, the Company held an Extraordinary General Meeting of Shareholders (the “EGM”). At the EGM, the Company’s shareholders approved four proposals. These included:

1.	A 30-for-1 share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Share Consolidation”).

2.	An increase in the authorized share capital to US$6,000,000,000, effective immediately following the Share Consolidation.

3.	A capital reduction and reorganization, which includes reducing the par value of the Company’s ordinary shares to US$0.0000001.

4.	An amendment to the Company’s Memorandum and Association to reflect the new capital structure following the reorganization.

Proposals 3 and 4 are special resolutions, and their implementation remains conditional upon the sanction of the Grand Court of the Cayman Islands.

On July 18, 2025, the Company’s share consolidation plan became effective.